SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 14, 2003

Robbins & Myers, Inc.
(Exact name of Registrant as specified in its charter)

Ohio	0-288	31-0424220
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1400 Kettering Tower, Dayton, OH	45423
(Address of principal executive offices)	(Zip code)

937-222-2610

(Registrant's telephone number including area code)

Not applicable

(Former name and former address, if changed since last report)

Item 5. Other Events and Regulation FD Disclosure

On March 14, 2003, Robbins & Myers, Inc. issued the following press release:

ROBBINS & MYERS TO PREPAY ITS REMAINING
6.5% CONVERTIBLE SUBORDINATED NOTES

DAYTON, OHIO, March 14, 2003 . . . Robbins & Myers, Inc. announced that it has called for the redemption and prepayment of the remaining $19,691,000 principal amount of the Company's outstanding 6.5% Convertible Subordinated Notes due September 1, 2003. This action follows a very successful and over subscribed exchange offer in which $40 million of the original 6.5% Convertible Subordinated Notes were exchanged for new Convertible Subordinated Notes with an interest rate of 8.0% and a conversion price of $22.50 per share due in 2008.

The redemption and payment date of the outstanding principal amount (100% of principal amount) of the 6.5% Notes, together with accrued interest, has been set for 5:00 p.m., April 16, 2003. The 6.5% Notes are redeemable, at the option of the Company, at their face amount without any prepayment premium. The Company intends to use borrowings under its existing bank facility to prepay the 6.5% Notes. The interest rate under the Company's bank facility is currently less than the rate on the 6.5% Notes. The redemption, coupled with the exchange offer, is expected to have a marginal positive impact on earnings per share.

Robbins & Myers, Inc. is a leading supplier of highly engineered application-critical equipment and systems for the global pharmaceutical, energy, and industrial markets. Headquartered in Dayton, Ohio, USA the Company maintains manufacturing facilities in 15 countries.

The Company's common stock trades on the New York Stock Exchange under the symbol RBN. The 6.5% Notes are traded on the NYSE under the symbol "RBN#03" (Cusip #770196AA1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Robbins & Myers, Inc.

Date: March 14, 2003

By:/s/ Kevin J. Brown

Kevin J. Brown
Vice President and Chief Financial Officer